Exhibit 14.1

FIRSTWAVE TECHNOLOGIES, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

General Integrity – To maintain and enhance Firstwave’ reputation for integrity in its business, it is vital for each of us to adhere to the highest moral, ethical and legal standards.  Honesty and integrity are the backbone of our relationship with our employees, stockholders, suppliers, customers and governmental authorities.  This policy is a formal statement of the ethical conduct and common sense standards that set the tone for all of Firstwave’s business activities.  The standards presented are intended as guidelines and obviously cannot cover every situation in our business environment.  Firstwave is committed to these principles of ethical business conduct and any questionable practices should be evaluated in this light.  This Code of Business Conduct and Ethics will be made publicly available by posting on Firstwave’s web site.

Compliance with Laws and Regulations – Compliance with the law is essential.  While acting on behalf of Firstwave, each employee must comply with the applicable rules and regulations of federal, state and local governments and of appropriate public and private regulatory agencies or organizations.  Employees should not take any action on behalf of Firstwave that they know, or should reasonably be expected to know, violates any governmental laws, rules, or regulations.

While Firstwave does not expect all employees to be experts in law and governmental regulations, we do expect employees to take reasonable precautions.  When there is question or doubt regarding a particular action, employees should obtain clarification from their managers.  In all cases, Firstwave expects a good faith effort to follow the spirit and intent of this policy and the law.

Accounting Principles – Firstwave will follow generally accepted accounting principles and controls.  The books of account, budgets and similar records must accurately reflect these principles and controls.  All assets of the company should be accounted for carefully and properly.  No payment of company funds shall be approved if it is known that it will be made contrary to this policy.  The company’s independent auditors will be given access to all information necessary for them to properly conduct their audits.

Employees are responsible for maintaining accurate records regarding the financial and administrative transactions of Firstwave.  To ensure that accurate financial and administrative information is maintained, employees should not permit or take any action that would result in the inaccurate recording of entries in Firstwave books, records and ledgers.  No asset, fund, expenditure, or account should be established unless it is accurately reflected in the records of Firstwave.

Financial activities are to be recorded in compliance with all applicable laws and accounting principles and shall be maintained for the time period required by the Internal Revenue Code and other applicable laws.  All prepared financial statements and reports submitted to the Securities and Exchange Commission and to the public must be full, fair, accurate, timely and understandable.

Antitrust and Trade Regulations – Firstwave is committed to the letter and spirit of applicable antitrust and trade laws and regulations.  Business activities must be conducted in a fair and equitable manner.

Under no circumstance should an employee or an individual employed with Firstwave be party to any agreement, collusion or concerted activity of any type involving any competitor, customer, or any other party, that restrains trade or is in violation of the antitrust laws and regulations designed to foster competition.  Prohibited activities include price fixing; predatory pricing; allocation of customers; allocation of territories; group boycotts; monopolization; price discrimination; or any attempts to engage in such conduct.

Any discussion, action, or transaction that may involve prohibited conduct should be avoided and any knowledge of such conduct should be reported immediately to the General Counsel.  Any questions about what is permissible conduct should be raised with the General Counsel before any action is taken.

Insider Trading – The Securities and Exchange Act prohibits Firstwave’s insiders in possession of “inside information” from engaging in securities transactions.  To ensure Firstwave is in compliance with all regulations regarding stock transactions, Firstwave has established a separate Insider Trading Policy, which should be carefully reviewed by employees prior to the buying or selling company stock.

Compliance with Internal Policies and Procedures – The various internal Firstwave policies and procedures define how we conduct business and how various business tasks are to be performed.  To ensure our operations are conducted in a consistent and high quality manner, employees must comply with these policies and procedures in performing their job responsibilities.

Anti-Fraud Policies – Employees are prohibited from engaging in any scheme to defraud any person or organization of money, property, or the honest services of another.  The making of any false or fraudulent statements to a government official or concealing a material fact from a government official is also prohibited.

Contracts and Agreements – All contracts and agreements entered into by Firstwave must be in compliance with all applicable laws and regulations.  Contracts with outside parties must be in writing and should include a complete description of all obligations of the various parties as well as details on fees.  Firstwave’s attorneys should review contracts in the negotiation stage, prior to final approval and execution.

Use of Funds and Assets – Firstwave’s funds and assets should not be used for any unlawful or unauthorized purpose.  The payment or receipt of bribes, kickbacks, secret commissions, unauthorized gratuities or other unethical payments is prohibited.  The use of funds for non-company purposes is prohibited.

Assets (both tangible and intangible, including but not limited to Firstwave’s property, vehicles, equipment, software, and the Firstwave Technologies, Inc. name) should only be used for business activities.  Any exceptions to this policy on the use of assets should be documented in writing and approved by the General Counsel prior to the event.

Purchasing – In general, all Firstwave purchases should be made strictly on the basis of quality, suitability, service, price and efficiency.  Suppliers should be treated fairly and equitably.  It is the policy of Firstwave to award orders and contracts on the basis of merit and without favoritism.  Purchases and contracts with companies owned or controlled by employees are allowed as long as the transaction fully complies with the conflict of interest provisions of this policy and are entered into upon the same terms and conditions available to any other supplier.  These purchases must also meet all of the specified standards of quality, suitability, service, price, and efficiency.

Employee Expenses – All employees must comply with our policies, which are intended to comply with all applicable Internal Revenue Code (IRC) standards and requirements, when reporting their authorized travel, entertainment, business, and relocation expenses.  The travel, relocation and other applicable policies are designed to ensure compliance with the IRC standards.  Employees are required to conform to policies when incurring and reporting business expenses.  Any questions or issues not specifically covered by the policies should be referred to the Chief Financial Officer or his/her designee prior to the expense(s) being incurred.

Gifts to Employees – Gifts to employees from Firstwave are prohibited, except for gifts given routinely in connection with maintaining superior employee relations (including, by way of example, gifts in recognition of marriage, illness, condolence, maternity, etc.), or as part of a Human Resources-approved employee incentive program.  The term “gift” may include such items as incentives, money, clothing, consumables, entertainment, and merchandise.  Senior management reserves the exclusive right to grant exceptions to this policy if it can be shown that a deviation is both warranted and in the best interests of Firstwave.

Gifts to Outside Parties

A.

Personal Gift-Giving:  Employees are generally not restricted from giving personal gifts to outside parties.  A “personal gift” is a gift item that does not belong to Firstwave nor was purchased using company funds.  Personal gift-giving is discouraged in those situations where Firstwave has actual or potential business dealings with an individual or organization.

B.

Company Gift-Giving:  Gifts given by Firstwave to an individual using corporate funds or assets must comply with Internal Revenue Policy on gift-giving and must be approved in writing by the Chief Financial Officer prior to the conveyance.  Any gift that exceeds $500 in value must have the advance written approval of the Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer.  Employees should not use their personal funds to circumvent these standards.

C.

Political Gift-Giving:  The giving of gifts by Firstwave either directly or indirectly, including the offering or promising of value to a public official (either domestic or foreign) with intent to influence the public official, or as a result of an official act performed, or to be performed, by the public official is prohibited.

Communications with Management – Firstwave is committed to keeping the lines of communication between employees and management open.  Significant or sensitive issues (operational, financial, personnel or other) facing Firstwave or its employees should be promptly communicated to management.

Contact and Communication with the Media – Firstwave will respond in a timely, accurate, and appropriate manner to all legitimate requests for information from the media or any other external organization, association, or individual.  All such requests should be referred to the Chief Operating Officer or Chief Executive Officer.  Any public announcements to the media or other external groups will be made only by our Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer.

Advertising and Promotions – Firstwave will not engage in any unfair competition or deceptive advertising practices.  All claims of fact made in advertising should be substantiated by supporting data before they are made.

Political Activities

A.

Domestic: While Firstwave has a significant interest in many governmental issues on a local, state and national level, there are laws that dictate the degree of involvement of Firstwave and its employees in political activities.  Any proposed payments or transactions on behalf of or in the name of Firstwave to any government officials or candidates for public office or for public referendums must be reviewed and approved in writing by the Chief Executive Officer.

B.

International:  Firstwave may make political contributions to candidates and committees in certain foreign countries.  Prior to such contributions being made, however, approval of the General Counsel is required.

Disclosure of Confidential Information – As a publicly-owned company, Firstwave is subject to strict securities laws regarding the dissemination of information about the company to the public.  In addition, the company’s ability to compete depends upon our ability to maintain confidential information.  In addition, release of confidential information without authorization could violate a person’s right to privacy, cause Firstwave to suffer financial loss, or create a potentially embarrassing situation.  In conversations (business and personal) employees should limit disclosures to information which has been publicly released by the company and should not  disclose to unauthorized persons or entities any confidential business information regarding operations, finances, customers, or employees.  Moreover, Firstwave employees may not make use of such information to further personal interests.  Unauthorized persons and entities could include other employees and non-employees, as well as other companies and organizations not specifically authorized to receive such information.  Only authorized Firstwave personnel (as designated by senior management) should release information to the public.  If there is any question as to whether information should be released, consult the General Counsel.

Relations with Outside Parties – Employees may personally accept business-related gifts, provided that they are customarily employed with ethical business practice and do not place the employee or Firstwave under any obligation to the donor.  As used in this section, business-related gifts are anything of value and include, but are not limited to, normal services, cash, merchandise, travel, and entertainment.  Business-related gifts valued in excess of $100 are discouraged, but if received, they must be reported in writing to the General Counsel within ten days of receipt.  If, in the sole discretion of the General Counsel, a business gift creates or appears to create a conflict of interest, or to any degree impairs the objective business judgment of an employee, then the General Counsel reserves the sole and exclusive right in the case of a tangible gift to claim the gift and the gift shall become the property of Firstwave.

Employee Relations – We are committed to a policy of equal opportunity and will not tolerate discrimination on the basis of race, color, national origin, age, veteran status, disability, gender, religion, or any other characteristic protected by law.  We will comply with all applicable federal, state, and local laws and regulations regarding employment practices.  We will provide a safe and healthy work place for our employees and they will be compensated in a fair and equitable manner.

We encourage our employees to work diligently and to deal with our customers and suppliers with integrity.

Each employee should treat other employees in a humane manner without regard to race, color, national origin, age, veteran status, disability, gender, religion, or any other forms of discrimination.

Firstwave will provide a work environment that is free of discrimination and harassment.  Any employee who violates Firstwave’s policies will be subject to discipline, up to and including termination.

Stockholder Relations – Firstwave is owned by stockholders who have invested in Firstwave’s stock.  We are accountable to them.  We are obligated to keep them informed concerning matters affecting the company.  They deserve good corporate governance.  A key aspect of our corporate governance structure is having our board of directors comprised primarily of independent directors who as a result of their experience, knowledge and skill can adequately represent the interests of stockholders and guide management.

Conflicts of Interest – The term “conflict of interest” refers to any circumstance which would cast doubt on an employee’s ability to act objectively when representing Firstwave’s interest.  Employees should not use their position or association with Firstwave for their own or their family’s personal gain and should avoid situations in which their personal interests (or those of their family) conflict or overlap, or appear to conflict or overlap, with Firstwave’s best interests.

Significant ownership in a firm with which Firstwave does business could give rise to a conflict of interest.  Moreover, an employee or relative may not receive any kickback, bribe, substantial gift, or special consideration as a result of any transaction or business dealings involving Firstwave.

Business dealings with outside firms should not result in unusual gains for those firms.  Unusual gain refers to bribes, special fringe benefits, unusual price breaks, and other windfalls designed to ultimately benefit either Firstwave, the employee, or both.

Some examples of situations which could give rise to a conflict of interest are given below.  These examples do not limit the general scope of this policy.

•	Concurrent employment by Firstwave and any other business if such employment encroaches materially on time or attention which should be devoted to Firstwave’s affairs.

•

Concurrent employment by Firstwave and any other business that is a present or potential competitor, customer, supplier of goods or services, or contractor of Firstwave or receipt of compensation from any such business.

•

Holding of a financial interest in any present or potential competitor, customer, supplier, or contractor unless the business or enterprise in which the employee holds a financial interest is publicly owned and the financial interest constitutes less than 10 percent of the equity securities of that business or enterprise.

•

Acceptance of a membership on the Board of Directors or serving as a consultant or advisor to any board of any management of a business which is a present or potential competitor, customer, supplier, or contractor unless approved in writing by the Chief Executive Officer.

•

Engaging in any transaction involving Firstwave from which the employee can benefit, financially or otherwise, apart from regular compensation received in the usual course of business.  This prohibition is intended to include lending or borrowing of money, guaranteeing debts, or accepting gifts, entertainment, or favors from a present or potential competitor, customer, supplier, or contractor.

•	Use or disclosure to a third party of any unpublished information obtained by an employee in connection with their employment for personal benefit.

•	Commission of any act which is considered illegal under the laws of the United States or a foreign jurisdiction when dealing on behalf of Firstwave.

Each potential conflict of interest will be considered individually, and the final decision as to the existence of a conflict will be made by the Chief Executive Officer.

Ownership of Computer Resources and Software – Computer programs and routines that are developed by employees as part of their job responsibilities are the property of Firstwave.  Firstwave retains all rights to such software.

Some software utilized at Firstwave is licensed by the vendor for use according to specific software licensing agreements.  It is Firstwave’ intention to comply with all requirements of software licensing agreements.  Unauthorized use, modification, or copying of licensed software documentation by employees is prohibited.  Software that has been illegally copied or altered is not to be used on any Firstwave computer equipment.

Reporting Violations of the Business Conduct Policy – If employees feel that they or another individual has violated this policy, the action must be reported immediately to the General Counsel.  The General Counsel will review the issue and either take action directly or forward it to the appropriate party for investigation and ultimate resolution.  All inquiries will be appropriately investigated with due regard for the concerns of all involved, and will be kept as confidential as possible given the nature of the situation.  The results of significant investigations will be communicated to the Chief Executive Officer.

It is Firstwave’s intent to protect innocent parties in their reporting of violations.  Employees who, in good faith, report a suspected violation will not be subjected to retaliation as a result of their actions.  Accordingly, no report made in good faith to our Compliance Officer, who shall initially be _________________, or to our Deputy Compliance Officer, who shall initially be ___________________, will result in any adverse employment or other action against the person making the report.  Any employee who believes that he or she has been subjected to adverse employment or other action because of actions relating to reporting possible violations by or affecting Firstwave should report that belief immediately to the Compliance Officer or Deputy Compliance Officer.  In situations in which the reporting party is personally involved in the violation, Firstwave will consider whether some measure of leniency in disciplinary actions is appropriate, based on the severity of the violation and the level of cooperation provided by the employee.

Enforcement of Code of Business Conduct and Ethics –
This Code of Business Conduct and Ethics shall be enforced through consistent and prompt inquiry and investigation by the Compliance Officer and Deputy Compliance Officer of reported violations, with a goal of achieving comparable treatment for infractions that they deem comparable in type or severity.  They shall employ clear and objective enforcement standards to the extent feasible.  As needed, the Compliance Officer and Deputy Compliance Officer may consult with our Chief Financial Officer or outside advisors in determining whether enforcement in particular cases should be effected though employment sanctions, which may range from informal warnings to termination of employment or referral for prosecution.  They shall also be responsible for maintaining our anti-retaliation policy, and may employ outside services as a means of maintaining confidentiality, if necessary.  If, in any case, they determine to waive the application of this Code of Business Conduct and Ethics, Firstwave will make prompt disclosure of any such waiver as required by law.

Compliance Audits – While all employees are expected to abide by the provisions of this Business Conduct policy, there will be periodic reviews made by our auditors and others, when appropriate, to ensure that compliance is achieved in all operations.

Actions for Non-Compliance – All issues of non-compliance with this policy will be reviewed and evaluated according to the circumstances and severity of the problem.  Senior management will take actions as it deems appropriate, which can include disciplinary action up to and including termination, legal action, and other measures.  Firstwave will immediately notify The Nasdaq Stock Market of any material non-compliance of this Code of Business Conduct and Ethics.  Any waivers of this Code of Business Conduct and Ethics for actions by any director or Executive Officer must be approved by the entire Board of Directors.  Any such waivers will be disclosed on a Form 8-K, or such other disclosure permitted or required by the NASD or Securities and Exchange Commission.

Setting the tone at the top – The Executive Officers including, but not limited to, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as leaders within Firstwave, are charged with the additional responsibility to set the tone for ethical conduct throughout Firstwave by complying with the following:

1.	Creating an environment within Firstwave in which compliance with this Business Conduct Policy is treated as a serious obligation and policy breaches will be not tolerated.

2.

Adhering to and promoting the best of corporate governance principles in exercising oversight of Firstwave.  This includes recommending updates to this policy to reflect evolving standards for ethical business operations and the behaviors of employees.

3.	Educating employees about applicable rules and regulations and monitoring compliance with these requirements.

4.	Establishing procedures for employees to report possible wrongdoing to senior management.

5.	Reporting irregularities, deficiencies in Firstwave’s internal controls, and violations to the Audit Committee and the Board of Directors.

Follow-up – This Code of Business Conduct and Ethics will be disseminated throughout Firstwave, and the Compliance Officer shall distribute copies to serve as a reminder and to further assure compliance, at least annually.  Managers should encourage employees to discuss with them any questions regarding compliance with this policy.  Employees are encouraged to be candid with management if they believe there are violations of this policy, regardless of how insignificant it may be.

Managers should review this policy with their employees annually and discuss any indications of unethical conduct with the Compliance Officer or Deputy Compliance Officer.

All employees are expected to comply with this policy.